April 6, 2021
Via E-mail

Louis L. Goldberg, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017


       Re:     Exxon Mobil Corporation
               Definitive Additional Materials filed March 31, 2021 and April 5, 2021
               File No. 001-02256

Dear Mr. Goldberg:

       We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

       If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

DEFA14A Filed March 31, 2021

1. We note your references to solicitations sent to investors via email that do not identify the soliciting party. Absent a reasonable factual basis, please refrain from implying that Engine
   No. 1 sent these emails in efforts to confuse shareholders. It is our understanding that a third-party proxy service provider sent these soliciting materials and that Engine No. 1 did not have the ability to control the format or content of the excerpts that you reference.

DEFA14A Filed April 5, 2021

2. We note your statements referring to Engine No. 1   s    value-destructive
agenda    and
   asserting that its proposed initiatives    would jeopardize [ExxonMobil   s]
ability to generate
   the earnings and cash flow we need to pay our dividend and invest in future
growth.    To the
   extent you make similar statements in future filings, please characterize those statements as beliefs or opinions. Note that a reasonable factual basis must exist for each such assertion of opinion or belief.
 Louis L. Goldberg, Esq.
Davis Polk & Wardwell LLP
April 6, 2021
Page 2

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       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions